

May 30, 2013

Via Facsimile
Mr. George E. Kilguss, III
Chief Financial Officer
Verisign, Inc.
12061 Bluemont Way
Reston, VA 20190

> **Re: Verisign, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 000-23593**

Dear Mr. Kilguss:

We have reviewed your letter dated April 24, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 15, 2013.

Item 8. Financial Statements and Supplementary Data

Note 1 – Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 64

1.   We note comments made by your Chief Financial Officer in the First Quarter 2013 earnings call on April 25, 2013 which indicated that you "changed [y]our methodology of how [you] account for contra revenue." The Chief Financial Officer further states that you "went to a GAAP convention which recognizes [marketing] expense over the life of the customer contract that is entered into." Please provide additional details regarding your policy change and your analysis under ASC 250.

Mr. George E. Kilguss, III
Verisign, Inc.
May 30, 2013
Page 2

Note 7 – Debt and Interest Expense

Convertible Debentures, page 72

2.   We note in your response to prior comment 2 that the equity component of your
        convertible debt was $686 million and that you recorded a $267 million reduction to
        equity related to the deferred taxes associated with the debt discount. Please tell us the
        consideration you gave to describing the two equity components separately in future
        filings.

        You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have questions
regarding comments on the financial statements and related matters. If you require further
assistance, do not hesitate to contact me at (202) 551-3406.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief